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FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

May 12, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is May 12, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer has commenced a planned seventy-four borehole definition drilling campaign at its Pampa El Toro Iron Sands Project, coastal southern Peru.

The Issuer has optioned an initial 70% interest in an additional 3,500 hectares of mineral sands concessions from Minera Ataspacas S.A., an arm’s length private Peruvian company.  These concessions are situted immediately adjacent to its existing Peruvian iron sands project.

Item 5.	Full Description of Material Change

The Issuer has commenced a planned seventy-four borehole definition drill campaign at its Pampa El Toro Iron Sands Project, coastal southern Peru.

The Issuer’s near term strategy for the Iron Sands Project is to highlight a logistically easily accessible area containing sufficient magnetite (iron oxide) bearing sands to support a 20 to 30 year integrated mining operation.  Following this strategy, the Issuer has focused its initial exploration work on the highest-grade area of the Pampa El Toro target, with additional magnetite-bearing areas within the Issuer’s large claim block to be examined in due course.

The definition drill program will focus on the Toro West area where recent surficial sampling of magnetite-bearing sands defined an approximately 10 km2 area containing 6.3 weight percent (wt%) magnetic concentrate.  Within this area are a series of higher-grade core areas (at least 7.5 wt% magnetic minerals), individually up to about 2.7 km2 in size, which cover in total approximately 5.3 km2.  These higher-grade areas contain an average of 9.2 wt% magnetic minerals at surface, with average results from individual zones in the range 8.4 to 9.8 wt% magnetic minerals.  Iron grades from the initial coarse reconnaissance sampling within this zone ranged from approximately 52% to 61% Fe; assay results from the tighter infill surface sand sampling grid which specifically targeted this area have yet to be received.  The area remains partially open to the south and northeast, and additional surface sand sampling, scheduled to occur in conjunction with the recently-begun Toro East infill program, is anticipated to further increase this area.

Following advice from SRK Consulting, a leading global mining and geoscientist consulting firm, the seventy-four borehole program will systematically percussion drill-test an approximately 6.5km2 area of Toro West using a combination of 500 and 250 meter drill centres for a total of 4,440 meters.  Of this, an approximately 2.5 km2 area will be tested using 250 metre drill centres.  It is anticipated that the drilling program will take approximately 6 to 8 weeks to complete.  Borehole sand samples will be processed at The Issuer’s on-site magnetic separation laboratory and the resultant magnetic concentrates will then be shipped to ACME Laboratories Vancouver for analysis of total iron, titanium, vanadium and related elements.

SRK Consulting has been retained to provide ongoing advice and to complete a 43-101 compliant mineral resource estimate utilizing the data from the drill program.  Although the Issuer is very encouraged by the results to date, it is important to realize that such results are only from preliminary exploration, and it is uncertain if further exploration will result in the discovery of a mineral deposit or resource within the district.

Ongoing Work Programs

In tandem with the above work program, additional metallurgical testing will examine the possibility of increasing the iron grade of the magnetic concentrates.  Contingent on SRK’s findings, the resultant magnetite concentrate will be used to commission a full Midrex FASTMELT® Pilot Plant study.  The resultant slag from this pilot test will then be utilized for titanium and vanadium beneficiation studies.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

The surface sampling programs on the Iron Sands project were supervised by Stephen J. Cook, P. Geo., who is responsible for all geochemical sampling aspects of the work, and Lorne Hunter (B.Sc. Mining Engineering), who is responsible for all engineering aspects of the work.

Option Agreement with Minera Ataspacas S.A.

The Issuer has agreed to assume, from a private Peruvian company, an option agreement between such company and Minera Ataspacas S.A., an arm’s length private Peruvian company.  No consideration is payable to the private Peruvian company.  Pursuant to the option agreement, the Issuer will have the option to acquire an initial 70% interest in 5 mineral sand concessions (3,500 ha total) situated immediately adjacent to the Issuer’s existing iron sand property.  In order to exercise the option, the Issuer is required to pay a total of USD 2,500,000 over 5 years to December 15, 2010 (of which the initial USD 20,000 has been paid and incur exploration expenditures of not less than USD 250,000 over the same period.  Upon the Issuer having acquired the 70% interest, a joint venture company will be formed with Minera Ataspacas, and each party will thereafter be required to contribute its share of ongoing expenditures or be diluted.  If either party is diluted to less than 10%, such interest will be converted to a 2% net smelter return royalty.  If Minera Ataspacas is reduced to the 2% NSR, the Issuer may purchase half the NSR (1%) for USD 2,000,000 within 24 months of the exercise of the option, and the remaining half (1%) for USD 8,000,000 within 36 months of the exercise of the option.

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Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President - Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

May 12, 2006